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                            August 2, 2023

       Asher Genoot
       President
       Hut 8 Corp.
       c/o U.S. Data Mining Group, Inc.
       1221 Brickell Avenue, Suite 900
       Miami, FL 33131

                                                        Re: Hut 8 Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed July 17, 2023
                                                            File No. 333-269738

       Dear Asher Genoot:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2023 letter.

       Amendment No. 3 to Registration Statement on Form S-4

       Certain Projected Financial Information Utilized by Hut 8's Financial Advisors, page 98

   1. We note your response to comment 4 and your additional disclosures, including on page
                                                        101 that "Hut 8 has not
implemented any yield enhancement strategies at this time," and that "[a]ny future
implementation of a yield enhancement strategy would be decided upon with reference to the
timing of the consummation of the Business Combination." To the extent that any
expected or known material terms related to any such strategies are known although not
finalized prior to effectiveness, please revise to update your disclosure in a
pre-effective amendment to disclose the same and address the substance of comment 4 to the extent
the information is material and reasonably available.
 Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
August     NameHut 8 Corp.
       2, 2023
August
Page 2 2, 2023 Page 2
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Information About Hut 8, page 139

2. We note your disclosure that Hut 8, through Hut 8 Holdings, entered into a $50 million credit agreement with Coinbase Credit, Inc. Please disclose the date on which such agreement was entered into. Also please tell us how you considered filing the same as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.
3. On page 149 you disclose a new $50 million credit agreement with Coinbase Credit, Inc.
         that requires you to post collateral in the form of bitcoin. Please tell us your accounting for collateral under U.S. GAAP and reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us:
             Who controls the private keys for the posted collateral;
             What rights you have to retrieve the posted collateral; and What rights Coinbase Credit, Inc. and its affiliates have to use the posted collateral.
              Explain whether they can rehypothecate, loan, sell or otherwise dispose of the posted collateral.
Key Operating and Financial Indicators, page 141

4.       In your response to comment 6, you referred to the note to paragraph
(e) of Item 10(e) of
         Regulation S-K, which permits a non-GAAP financial measure that would otherwise be prohibited by Item 10(e)(1)(ii) in a filing of a foreign private issuer if certain conditions are met. Please address the following:
             Since the non-GAAP measure is included in a domestic filing of a domestic registrant
              (i.e., not just incorporated by reference), tell us why you believe that this note applies to your non-GAAP measure.
             Tell us specifically how you meet the second criterion under the note to paragraph (e)
              in Item 10(e). In this regard, tell us how this specific non-GAAP measure and its related adjustments are "required or expressly permitted" by the Canadian guidance you reference in your response.
         Otherwise, revise the non-GAAP measure to comply with Item 10(e)(1)(ii) by removing the adjustments for the gain on disposition of digital assets and the revaluation loss (gain)
         of digital assets.
Unaudited Pro Forma Condensed Combined Financial Statements
Note 2. Business Combination Transaction Adjustments, page 229

5. Please confirm, if true, that the 1,441,912 USBTC share issuance identified in response to comment 5 and as disclosed on page 200 is included in the $19.5 million pro forma stock compensation adjustments (c) and (d). If not true, revise your adjustment to include this issuance.
6. Based on your response to comment 9, it appears that you have assumed that there is no acquisition of control (AOC) in the business combination. Please address the following:
             Revise to discuss the underlying assumptions you made in determining the amount of deferred tax liabilities.
 Asher Genoot
FirstName
Hut 8 Corp.LastNameAsher Genoot
Comapany
August     NameHut 8 Corp.
       2, 2023
August
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                Tell us how AOC is defined and why you have assumed there is no AOC.
                Tell us the nature of the additional planning on the stub period pre-acquisition of control tax return for Hut 8 Holdings Inc. that will be required to provide for the desired offset and whether it is even feasible to implement the necessary tax planning strategies.
                Tell us whether the tax character (i.e., capital versus ordinary) of your operating loss carryforwards is the same as the step-up in basis for cryptocurrencies and that they can be offset against one another.
Note 4. Adjustments for the effect of reclassifications, foreign exchange and IFRS / U.S. GAAP differences for Hut 8, page 231

7. The adjustments for (i) realized gain (loss) on sale of cryptocurrency on page 233 and (ii)
         revaluation (loss) gain on digital assets net of tax on pages 233 and 234, are missing references to where those adjustments are described. Please revise.
8. We are still considering your response to comment 11 and may have further comments.
9.       We acknowledge your response to comment 12. Please respond to the following:
             You told us that Coinbase is the principal market of Hut 8 under IFRS 13 and ASC
            820. We note that in your historical IFRS financial statements, you used
            Coinmarketcap, not Coinbase, for your fair value measurements of cryptocurrencies.
              o With respect to the error in your historical IFRS financial statements, provide us with your analysis of the materiality of the error in your financial statements for all periods presented of your fair value measurements of cryptocurrencies, and its impact on the various accounts in those statements.
              o Add disclosure in this note to explain that Coinbase is the principal market of
                 Hut 8 for purposes of both IFRS and U.S. GAAP.
             You told us that for purposes of revenue recognition, there is a difference between
            IFRS and U.S. GAAP because U.S. GAAP requires you to measure the fair value of non-cash consideration at contract inception, whereas IFRS does not. Under IFRS,
            Hut 8 measures the fair value of non-cash consideration at the time of receipt. As a result, for purposes of your reconciled U.S. GAAP statements, there is a difference whenever the fair value of the non-cash consideration at the time of receipt and inception are different.
              o With respect to this difference between IFRS and U.S. GAAP, provide us with your analysis of the materiality of the difference in your financial statements for all periods presented and its impact on the various accounts in those statements.
                 We note that the determination of the timing of contract inception under U.S.
                 GAAP is the subject of another comment and resolution of that comment would necessarily need to precede the materiality determination.
              o After completing the materiality analysis above, also consider the aggregate materiality of (i) the IFRS / U.S. GAAP revenue recognition difference and
                 (ii) the impact of the error in the principal market (i.e., Coinbase not
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                     Coinmarketcap) on the U.S. GAAP reconciled financial statements.
                 o Disclose the difference between IFRS and U.S. GAAP with respect to your revenue recognition policies and explain why there is no adjustment.

USBTC Financial Statements
Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent
Accounting Pronouncements
Revenue Recognition
Cryptocurrency mining, page F-18

10. We are still considering your responses to comments 13, 16, 20, and related oral comments, and may have further comments. In the interim, please address the following:
             In response to oral comment 2, you told us that share difficulty impacts revenue recognition by influencing how the mining pool operator and mining pool participant, in this case Hut 8 or USBTC, have agreed to measure progress in accordance with the
            guidance in ASC 606-10-25-31, whereby a    share    is considered
the optimal way to
            measure Hut 8   s or USBTC   s delivery of computing power to the
mining pool.
            Considering this and your response, tell us whether the share is your performance obligation and not computing power and explain why.
             Tell us if there is a mechanism in the computational work of the pool to ensure effectiveness by preventing the same hash being submitted by multiple participants.
             In response to oral comment 3, you indicate that all of the 4.3 billion available nonces are cycled through over 25,000 times a second. Tell us what limits the nonces to 4.3 billion and why they are not unlimited.
             Tell us why you believe the contract provisions with Foundry, Ultimus and ViaBTC cited in response to oral comment 5 provide each of these customers the ability to terminate the arrangements at any time without penalty as disclosed by USBTC on page F-48. Tell us what legal recourse you have, if any, if these pool operators terminate their contracts for reasons other than stipulated in the agreements. Explain whether you can force these customers to continue to operate their pools even if they make decisions to cease operations for valid business reasons, like mining ceases to be profitable for them.
             Although your response to oral comment 5 addressed the guidance in Example 2 of
            Question 7 of the FASB Q&A you did not appear to address the concept that the contract is as long as either party can terminate without penalty. If your contracts can be terminated at any time, without penalty by either party, tell us your consideration of whether duration is each hash or second.
             Further if Example 1 of Question 7 applies, and the contract is as long as you continue to provide services, tell us whether contract inception is the first time you start mining for the pool. Tell us why you appear to rely on the payment terms as the basis for the determination of contract duration.
             In response to oral comment 6, the terms and conditions of the Luxor contract appear to give it the right not to accept computing power without having to provide a reason
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              and this term does not appear to be limited to instances of platform maintenance, technical problems, or account suspension. As a result, you appear to lose the right to claim any remaining balance. Tell us why Hut 8 nonetheless believes that this term of the contract only covers instances of platform maintenance or technical problems experienced by Luxor or breaches of the terms by Hut 8. Tell us why Hut 8 does not consider this to be a termination clause.
                We acknowledge your response to oral comment 12. In connection with the ViaBTC contract, you told us that USBTC does not currently have any hosting customers and thus the clause would not be triggered. Tell us why USBTC has hosting services revenues if it does not have hosting customers.
                We acknowledge your response to oral comment 14 regarding the variability associated with the consideration receivable. However, your response did not address how the block reward portion of the consideration cannot be reasonably estimated if network difficulty changes about every two weeks and contract duration is only one hour or one day. Tell us why the block reward would be fully constrained.
                Also, in response to oral comment 14, you told us that Hut 8 and USBTC elect to use an accounting convention to account for the revenue when the uncertainty is resolved at the end of the day when the statements are received. Tell us where the election is permitted in U.S. GAAP and how it complies with ASC 606.
                Tell us how often you receive the ViaBTC report (hourly, daily with hourly breakdown, other).
Note 13. Stockholders' Equity
Stock options, page F-30

11. We acknowledge your response to comment 18. As previously requested, please bridge the common stock fair values presented in your response to the current value inherent in your proposed transaction. In your response, address the following:
             Tell us why you granted stock options from August 9, 2022 through September 2,
              2022 at exercise prices of $1.68 or $2.27 per share when your estimated fair value of common stock was $0.01 per share.
             Explain why your fair value of common stock increased from $0.01 per share on
              September 2, 2022 to $0.26 at December 31, 2022 if you encountered the difficulties identified in your response at that date.
             Confirm that although you indicate that the 22,500 shares of Series B-1 Preferred
              Stock issued on April 20, 2022 is prior to the 250-to-1 stock split in September 2022, this amount is post split as it appears to represent the number of shares necessary to reconcile the 770,750 shares outstanding at March 31, 2022 to the 793,250 share outstanding balance at June 30, 2022 as presented in the condensed consolidated statements of stockholders' equity that reflect the split on page F-4.
             With respect to the December 31, 2022 valuation:
                o Tell us the methods used to determine fair value, including discounts, weightings of the three scenarios identified in your response, material
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Hut 8 Corp.
August 2, 2023
Page 6

                    assumptions, and the enterprise value of the company.
                 o Explain how that enterprise value was allocated to common and preferred stocks and liabilities and the values assigned.
                o Explain how the valuation considered your most recent sale of preferred stock.
                Tell us the dates of key milestones in your development since December 31, 2022 through the date of the valuation performed by Duff & Phelps to bridge the significant difference in valuations. In your response confirm that the date of their determination was February 6, 2023 as stated on page 9 even though you provided them information on January 28, 2023 as indicated on page 102. Finally, we note from page 97, that they calculated implied aggregate equity value reference ranges of approximately $5.89 to $7.72 per share and $387.6 million to $508.6 million in the aggregate for USBTC.
                Tell us whether you performed any formal equity valuation after December 31, 2022.
              If so tell us when those valuations were performed, what methods were used, the material inputs, and the resulting enterprise values and the values assigned to common and preferred equity and liabilities. If not, please tell us the deemed fair value of your common stock and preferred stock at March 31, 2022 and June 30,
              2022 as well as your enterprise value at those dates and explain how you derived those values.
                Tell us the dates of key milestones in your fair value development since the Duff
              & Phelps fairness opinion and the impact these milestones had on the value of your common stock.
                Disclose the number of options that were repriced to $0.26 in January 2023.

       You may contact Kate Tillan at (202) 551-3604 or Mark Brunhofer at (202) 551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-3552 with any other questions.



FirstName LastNameAsher Genoot                                Sincerely,
Comapany NameHut 8 Corp.
                                                              Division of
Corporation Finance
August 2, 2023 Page 6                                         Office of Crypto
Assets
FirstName LastName